UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Performance Shipping Inc.
(Name of Issuer)

Common Shares, par value US$0.01 per share
(Title of Class of Securities)

Y67305105
(CUSIP Number)

Attn: Mr. Andreas Michalopoulos 373 Syngrou Avenue, 175 64 Palaio Faliro Athens, Greece +30-216-600-24000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	Y67305105

1.	NAME OF REPORTING PERSONS

Mango Shipping Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,436,446

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

23,436,446

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

23,436,446

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y67305105

1.	NAME OF REPORTING PERSONS

Aliki Paliou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

23,436,446

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER	[_]

23,436,446

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

23,436,446

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.7%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y67305105

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Shares"), of Performance Shipping Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the "Issuer"), having its principal executive offices at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece

Item 2.
Identity and Background.

This Schedule 13D is being filed on behalf of the following:

Mango Shipping Corp., a corporation formed under the laws of the Republic of the Marshall Islands ("Mango Shipping"); and

Aliki Paliou ("Ms. Paliou", and together with Mango Shipping, the "Reporting Persons"). Ms. Paliou is the sole shareholder of Mango Shipping.

The Reporting Persons may be deemed the beneficial owners of approximately 46.7% of the Issuer's outstanding Common Shares. The principal business address and principal office address of each of the Reporting Persons is 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece.

Ms. Paliou is a director of the Issuer. The principal business of Mango Shipping is holding shares and/or other securities, directly or indirectly, in certain companies operating in the shipping industry. Ms. Paliou and Mr. Symeon Palios are the directors of Mango Shipping.

The Reporting Persons have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mango Shipping acquired an aggregate of 23,436,446 Common Shares from Taracan Investments S.A. ("Taracan"), a Marshall Islands corporation ultimately beneficially owned by Mr. Symeon Palios, pursuant to a Contribution Agreement dated September 29, 2020, by and between Taracan and Mango Shipping. In exchange, Mango Shipping issued 999 shares of its own common stock to Taracan. Taracan thereafter distributed as dividend in kind such 999 shares of Mango Shipping (through an intermediary holding company) to its ultimate beneficial owner, Mr. Symeon Palios. Subsequently, also on September 29, 2020, Mr. Symeon Palios transferred in a private transaction all of his interest in Mango Shipping to a Ms. Paliou.

Item 4.
Purpose of Transaction.

Ms. Paliou, a director of the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Common Shares, as described herein, solely for investment purposes.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares at prices that would make the purchase of additional Common Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of October 8, 2020, the Issuer had 50,155,299 Common Shares outstanding. Based on the foregoing, as of the date of this filing:

The Reporting Persons may be deemed the beneficial owners of 23,436,446 Common Shares, representing approximately 46.7% of the Issuer's outstanding Common Shares, with the shared power to vote and dispose of these Common Shares.

(c)	Except as set forth in Item 3, no transactions in the Common Shares were effected by the Reporting Persons during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see Item 3 of this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement Exhibit B – Contribution Agreement, by and between Taracan and Mango Shipping, dated September 29, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2020

MANGO SHIPPING CORP.

By:	/s/ Aliki Paliou
Name: Aliki Paliou
Title: Authorized Representative

ALIKI PALIOU

By:	/s/ Aliki Paliou

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendments thereto, relating to the common shares, par value $0.01 per share, of Performance Shipping Inc.

Date:  October 9, 2020

MANGO SHIPPING CORP.

By:	/s/ Aliki Paliou
Name: Aliki Paliou
Title: Authorized Representative

ALIKI PALIOU

By:	/s/ Aliki Paliou

EXHIBIT B

MANGO CONTRIBUTION AGREEMENT
This CONTRIBUTION AGREEMENT (this "Agreement") is made and entered into effective as of 29 September 2020, by and between Taracan Investments S.A., a Marshall Islands company ("Transferor"), and Mango Shipping Corp., a Marshall Islands company ("Transferee").
WHEREAS, Transferor is the record and beneficial holder of an aggregate of 23,436,446 shares of common stock of Performance Shipping Inc.  (the "Shares");
WHEREAS, Transferor, desires to contribute the Shares to Transferee as a contribution to the capital of Transferee in exchange for the issuance of 999 common shares of Transferee that will constitute 99.9% of the issued and outstanding common shares of Transferee; and
WHEREAS, Transferee desires to accept such contribution to capital;
NOW, THEREFORE, in consideration of the aforesaid transfer and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties do hereby covenant and agree each with the other as follows:
1. Contribution. Subject to the terms and conditions of this Agreement, Transferor hereby assigns, transfers, conveys and contributes to Transferee, and Transferee hereby accepts, as a contribution to its capital, all of Transferor's rights, obligations, title and interest in, to and under the Shares, free and clear of any liens, charges or encumbrances.
2. Amendment and Waiver.  This Agreement may be amended or any provision of this Agreement may be waived, provided that any amendment of this Agreement shall be made in writing and any waiver shall be binding only if such waiver is set forth in a writing executed by the party against whom enforcement is sought.

3. Successors and Assigns.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, estates, and assigns.

4. Governing Law and Jurisdiction.  This Agreement will be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction. Any dispute arising out of or in connection with this Agreement is subject to the exclusive jurisdiction of the Courts of Piraeus, Greece.

5. Further Assurances.  Each party shall cooperate with the other, and execute and deliver, or use its best efforts to cause to be executed and delivered, all such other instruments, including instruments of conveyance, assignment and transfer, and take all such other actions as such party may reasonably be requested to take by the other party hereto from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transactions contemplated hereby.

6. Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein.  This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

7. Counterparts.  This Agreement may be executed in multiple counterparts (including by means of telecopied or electronically transmitted signature pages), all of which together shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.
TARACAN INVESTMENTS S.A.

By:	/s/ Symeon Palios
Name: Symeon Palios
Title: Director/President/Secretary

MANGO SHIPPING CORP.

By:	/s/ Aliki Paliou
Name: Aliki Paliou
Title: Director/Treasurer/Secretary